Mail Stop 3561

January 5, 2006

Dmitry Beinus
Chief Executive Officer
Shoe Pavilion, Inc.
13245 Riverside Drive, Suite 450
Sherman Oaks, CA 91423

	Re:	Shoe Pavilion, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
      Filed December 16, 2005
		and Documents Incorporated by Reference
      File No. 333-129210

Dear Mr. Beinus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Form S-3
1. We note your response to comment 1 in our letter dated November 22, 2005. Please note that Rule 416(a) is applicable only "if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from... issuances of
additional securities at less than the option or conversion
price...."  Refer to SEC Release 33-4806.  If you are relying on
Rule
416 to cover additional shares of common stock issuable pursuant to an anti-dilution provision, then revise the registration statement to omit the additional 214,285 shares and disclose your reliance on Rule
416 in the fee table. In the alternative, if you are not relying on
Rule 416, then revise to omit the additional 214,285 shares from this registration statement and file a new registration statement to cover the resale of any future additional shares issued pursuant to the full ratchet provision, assuming the selling stockholder desires to sell those additional shares. Refer to 3S, Securities Act Sections,
March 1999 Supplement to Manual of Publicly Available Telephone
Interpretations.

Forward-Looking Statements, page 4
2. Please move the discussion of forward-looking statements so that it appears after the risk factors section.

Risk Factors, page 5
3. We note your response to comment 3 in our letter dated November 22, 2005. We reissue that part of our previous comment asking you to include a risk factor that discusses the dilution that stockholders may experience upon the exercise of the warrants or conversion of the preferred stock into common stock by Magnetar. Future issuances of common stock in the absence of preemptive rights may result in dilution to your stockholders.

Our credit facility contains many customary..., page 5
4. We note your response to comment 4 in our letter dated November 22, 2005 and your new risk factor concerning how the credit facility may limit your expansion plans. Please eliminate the disclosure language indicating that you will have adequate capital resources since it mitigates the point of the risk. Further, in your response to comment 18 in our letter, you state that the agreement limits the number of store openings and closings to five during any fiscal year after 2004. Please discuss the specific limitation on the number of store openings and closings and how this will impact your expansion plans.

Principal and Selling Stockholders, page 11
5. Please revise the number of shares offered by Magnetar. On the cover page, Magnetar appears to be offering a total of 714,285 shares of common stock for resale.

Part II. Information Not Required in the Prospectus

Item 17. Undertakings, page II-2
6. Please revise to include the undertakings required by Item 512(a)(5)(i) of Regulation S-K. Refer to Questions 3 and 4, Securities Offering Reform Transition Questions and Answers, September 13, 2005
(http://www.sec.gov/divisions/corpfin/transitionfaq.htm).

Form 10-K for Fiscal Year Ended January 1, 2005

Liquidity and Capital Resources, page 15
7. We note your response to comment 18 in our letter dated
November
22, 2005. Please also discuss any requirements to maintain reserves and the limitations on additional indebtedness, disposal of assets, consignments, and distributions.

Notes to Consolidated Financial Statements

General
8. We note your response to comment 20 in our letter dated
November
22, 2005. Please confirm that in future filings you will disclose not only the year-end balances in your allowance for sales returns, but also the additions to and deductions from this reserve during the year. See Rules 5-04 and 12-09 of Regulation S-X.

***

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Anthony Watson, Accountant, at (202) 551-
3318
or Robyn Manuel, Senior Staff Accountant, at (202) 551-3832 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-
3411,
or me at (202) 551-3720 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	A. John Murphy, Esq.
	Wickersham & Murphy
	VIA FAX (650) 323-1108


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Dmitry Beinus
Shoe Pavilion
January 5, 2006
Page 1